Exhibit 99.1

8 December 2008	James Hardie Industries N.V.
ARBN 097 829 895
Dutch Registration Number: 34106455
Incorporated in The Netherlands
The liability of members is limited

Ms Stephanie Yong
Senior Advisor	Atrium 8th Floor
Australian Securities Exchange Limited	Strawinskylaan 3077
20 Bridge Street	1077 ZX Amsterdam,
SYDNEY NSW 2000	The Netherlands

Telephone: 31-20-301 2980
Fax: 31-20-404 2544
Dear Ms Yong
We refer to your letter dated 5 December 2008 in relation to recent changes in the price of the Company’s securities and respond as follows in line with the numbering of your letter.
1.	Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

No.

2.	If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

Not applicable.

3.	Is there any other explanation that the Company may have for the price change in the securities of the Company?

The Company would like to bring the following points to the attention of the Australian Securities Exchange (the Exchange):
•	The Company’s stock price is strongly correlated with sentiment towards the US housing market, as are movements in listed US homebuilder stocks. To put the Company’s stock price increase of 5.09% on 5 December into context, the stock prices of some US homebuilder stocks increased by the following amounts on the preceding day in the US (4 December 2008):

DR Horton	+ 7.97%
Toll Brothers	+ 6.86%
Pulte	+ 4.13%
KB Homes	+ 3.86%
Lennar	+ 9.96%
Centex	+ 9.04%
Hovnanian	+ 6.02%

Average	+ 6.83%

•	The movement in US building stocks followed the release (prior to the ASX opening on 4 December 2008) of data compiled by the US Mortgage Bankers Association showing applications to refinance existing loans more than doubling and mortgage applications to buy a home rising about 38%, last week from the week before. Approximately 80% of the Company’s net sales are sourced in the US.

•	The upward movement in the Company’s share price in recent days should be viewed in the context of a broader decline in its share price in recent months.

•	Daily volatility in building stocks has increased due to the uncertainty created by the global economic crisis.

•	The Company also brings to the Exchange’s attention statements made at the time of its 2nd quarter results announcement on 17 November 2008, advising of confidential settlement negotiations with the Australian Tax Office in regard to 2002 and 2004- 2006 audits. These negotiations are ongoing.
4.	Please confirm that the Company is in compliance with the listing rules and, in particular, Listing Rule 3.1.

The Company confirms that it is in compliance with the Listing Rules, and Listing Rule 3.1.
Yours faithfully
Robert Cox
Company Secretary